JAMES E. TOPINKA Partner (415) 591-1519 jtopinka@winston.com

March 30, 2012

VIA EMAIL

Mr. Russell Mancuso

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       OPTi Inc.

Amendment No. 4 to Preliminary Consent Solicitation Statement on Schedule 14A To Be Filed March 30, 2012

File No. 000-21422

Dear Mr. Mancuso:

Thank you for your comment letter dated March 23, 2012 concerning the revised preliminary Consent Solicitation Statement (the “Statement”) filed by OPTi Inc. (the “Company”) on March 21, 2012. The Company has asked me to respond to your comments on its behalf. Amendment No. 4 will be filed on March 30, or April 2, 2012 together with the required acknowledgement letter from the Company.

Enclosed is a revised copy of the Statement marked to reflect the Company’s responses to your comments. The following is a brief explanation of the Company’s responses.

1.     The Company has included complete financial statements at pages 18 to 40 of the enclosed Statement in accordance with your comment and Regulation S-X.

2.     Please note the disclosure of a recent development at page 11 of the enclosed Statement.

March 30, 2012 U.S. Securities and Exchange Commission Page 2

Please advise me whether Amendment No. 4 resolves all pending comments so we can proceed to finalize the Statement for distribution to the Company’s shareholders. Thank you.

Sincerely,

/s/ James E. Topinka

James E. Topinka

Encl:	Consent Solicitation Statement

cc:	Ms. Allicia Lam, Securities and Exchange Commission (By Email) Mr. Michael Mazzoni, OPTi Inc. (By Email)